EXHIBIT 21.1

Exhibit 21.1

LIST OF SUBSIDIARIES OF REGISTRANT

Kinbasha Gaming International, Inc.

a Florida corporation

Subsidiaries	Jurisdiction of Organization
Kinbasha Co., Ltd. (98% owned)	Japan
Kanto Kinbasha Co., Ltd. (100% owned by Kinbasha Co., Ltd.)	Japan
Kinbasha Hall Operations, LLP (99.6% owned by Kinbasha Co., Ltd.)	Japan
Kinbasha Toride Store Hall Operations, LLP (99.8% owned by Kinbasha Co., Ltd.)	Japan

-  .